Exhibit 99.1

DATED THE 11 DAY OF AUGUST 2026

BY

A

TMD ENERGY LIMITED

(REGISTRATION NO. 404183)

(THE GUARANTOR)

IN FAVOUR OF

MBSB BANK BERHAD

(REGISTRATION NO. 200501033981) (716122-P)

(THE BANK)

LETTER OF GUARANTEE
(CORPORATION)

Rithauddin & Azlin

Advocates & Solicitors

Kuala Lumpur

Tel. 03-2078-9215

Ref. RA/C/43729/MBSB/TMDSB

Letter of Guarantee

(Corporation)

LETTER OF GUARANTEE (CORPORATION)

THIS LETTER OF GUARANTEE (CORPORATION) (hereinafter referred to as “this Guarantee”) is made on the date as set out in Section 1 of the First Schedule hereto By THE PARTY(IES) whose name and particulars are set out in Section 2 of the First Schedule hereto (hereinafter referred to as “the Guarantor”) in favour of MBSB BANK BERHAD (REGISTRATION NO. 200501033981) (716122-P), a company incorporated in Malaysia and having a place of business in Malaysia as stated in Section 3 of the First Schedule hereto (hereinafter referred to as “the Bank”).

RECITALS

(A)	FACILITY AGREEMENT

Pursuant to the Facility Agreement made between the party whose name and particulars are specified in Section 5 of the First Schedule hereto (hereinafter referred to as “the Customer”) and the Bank on the date specified in Section 4 of the First Schedule hereto (hereinafter referred to as “the Facility Agreement” which include any amendment(s), variation(s), addition(s), supplemental(s) or substitution(s) from time to time), the Bank has agreed to grant to the Customer the financing facilities as set out in Section 6 of the First Schedule (hereinafter referred to as “the Facility”), subject to the terms and conditions of the Security Documents (as defined in the Facility Agreement).

(B)	EXECUTION OF GUARANTEE

By the terms of the Facility Agreement, it was agreed, among other things, that the Guarantor will execute this Guarantee to guarantee the payment of the Guaranteed Amounts (as defined herein).

ARTICLE I

DEFINITIONS AND INTERPRETATION

Section 1.01	DEFINITIONS AND INTERPRETATION

(a)	Except where the context otherwise requires or unless this Guarantee otherwise provides, all words and expressions defined in the Facility Agreement when used or referred to in this Guarantee will have the same meaning as in the Facility Agreement.

(b)	Similarly, wherever applicable, the provisions of this Guarantee will be interpreted in the same manner as the provisions of the Facility Agreement would be interpreted.

(c)	In addition to those words and expressions already defined in the Facility Agreement, the following words and expressions will, unless the context otherwise requires, have the meaning respectively assigned to them under this Guarantee:

“Customer”	The party(ies) named in Section 5 of the First Schedule hereto and includes his/her/its heirs, personal representatives, estates, successors in title and permitted assigns.
“Facility” or “Facilities”

Means collectively the credit and banking facility(ies) of up to the aggregate amount(s) as stated in Section 6 of the First Schedule hereto, pursuant to the terms and conditions contained in the Security Documents and where the context so requires will refer to any of the facilities and include any part of the facilities.

1

Letter of Guarantee

(Corporation)

“Guaranteed Amounts”

The aggregate of Indebtedness (as defined in the Facility Agreement) and all monies whether principal, profit, costs, charges, commission or otherwise outstanding or payable or agreed to be payable by the Customer or any Security Party (as defined in the Facility Agreement) from time to time whether separately or together with any other persons, and whether as principal debtor or surety and includes all liabilities and obligations whether present or future or actual or contingent for the payment of the Indebtedness or all monies by the Customer or any Security Party in respect of or arising from the Facility.

“Guarantor”	The party(ies) described in Section 2 of the First Schedule hereto and reference to the “Guarantor” will be construed as reference to all or any one (1) or more of them.
“Legal Process”

Pleadings, all forms of originating process, interlocutory applications of whatever nature, affidavits, orders and other documents which are required to be served under the Rules of Court 2012, notices required to be given to the other under the Security Documents, documents and correspondence between the parties hereto, notices under the Companies Act 2016 and the National Land Code 2020 and the rules made thereunder.

Section 1.02	FACILITY AGREEMENT INCORPORATED INTO THIS GUARANTEE

All the provisions of the Facility Agreement, whether repeated in this Guarantee or not, are incorporated into and form part of this Guarantee and all representations, warranties and covenants made in the Facility Agreement by the Customer is deemed to have been made by the Guarantor and references to the Customer in the Facility Agreement will be read as if they were references to the Guarantor. Subject to such alterations or variations where necessary to make the provisions of the Facility Agreement consistent with the provisions of this Guarantee, in the event of any conflict or discrepancy between the provisions of the Facility Agreement and this Guarantee, the provisions of this Guarantee will prevail for the purposes of interpretation and enforcement of this Guarantee, but only to the extent of such inconsistency, conflict or discrepancy.

ARTICLE II

GUARANTEE

Section 2.01	GUARANTEE

In consideration of the Bank, at the request of the Customer and the Guarantor, entering into the Facility Agreement with the Customer to make available or continue to make available to the Customer the Facility upon the terms and subject to the conditions contained in the Facility Agreement, THE GUARANTOR UNCONDITIONALLY AND IRREVOCABLY GUARANTEES, as a continuing obligation, the payment to the Bank on demand of all the Guaranteed Amounts together with profit, commission, discount and other relevant banking charges and all costs, charges and other expenses which the Bank may incur in respect of perfecting this Guarantee or in enforcing or obtaining payment of such monies or in defending, prosecuting or otherwise taking part in and also all other payment and sums hereinafter mentioned or stipulated and other usual bankers’ charges.

2

Letter of Guarantee

(Corporation)

Section 2.02	CONTINUING GUARANTEE

(a)	The Guarantor agrees and declares that this Guarantee is expressly intended to be and will be a continuing guarantee for the payment of the Guaranteed Amounts until the Facility, including contingent liabilities, have been fully settled and the expired guarantees/bonds/indemnities, documentary or other credits or any instruments from time to time entered into by the Bank for the account of the Customer have been returned to the Bank, notwithstanding that the Guarantor and/or the Customer may at any time cease to be indebted to the Bank for any period or periods and notwithstanding any settlement of account or accounts or otherwise.

(b)	The Bank will be entitled (notwithstanding any demand having been made by the Bank on the Guarantor under this Guarantee or this Guarantee having been determined or discontinued for any reason) to continue any account with the Customer and the obligations of the Guarantor in relation to the Guaranteed Amounts then due or accrued, will not be affected notwithstanding any payment into or out of such account by or on behalf of the Customer.

(c)	Upon such determination of this Guarantee, it will be lawful for the Bank to open a fresh account or accounts by or on behalf of the Customer and no monies paid from time to time into any such account or accounts or on behalf of the Customer and subsequently drawn out by the Customer, will on a settlement of any claim under this Guarantee, be appropriated towards or have the effect of payment of any part of the Guaranteed Amounts due or owing from the Customer at the date when the Guarantee is determined, and the Guarantor’s liability under this Guarantee will not be reduced or affected by any such transaction. If a fresh account is not opened by the Bank, it will nevertheless be deemed to have been so effected at the time of calling in.

Section 2.03	LIABILITY AS PRINCIPAL DEBTOR

The Guarantor agrees that as between the Guarantor and the Bank, the Guarantor will be a principal debtor and not merely a surety and all sums of money which may not be recoverable from the Guarantor on the footing of a guarantee, whether by reason of any legal limitation or incapacity on or of the Customer or any other fact or circumstances. This includes, without limitation, (a) where the Customer, being a limited company, may have exceeded its limits of facility amount, or (b) that the facility from the Bank may have been ultra-vires whether known to the Bank or not, or (c) the want of authority by any person purporting to act on behalf of the Customer. Notwithstanding the said circumstances, the Guaranteed Amounts will be recoverable on demand from the Guarantor as the sole and principal debtor.

Section 2.04	GUARANTEE IN ADDITION TO

This Guarantee is in addition to and not in substitution for and will not in any way be prejudiced or affected by any other security whether negotiable or otherwise including any other guarantee or indemnity which the Bank may now or at any time hold from the Guarantor, the Customer or any other person for all or any part of the Guaranteed Amounts. Nor shall such security or any other security to which the Bank may otherwise be entitled or the liability of any person not a party hereto for all or any part of the Guaranteed Amounts be in any way prejudiced or affected by this Guarantee.

3

Letter of Guarantee

(Corporation)

ARTICLE III

INDEMNITY OF GUARANTOR

Section 3.01	INDEMNITY OF GUARANTOR

As a separate, additional and continuing obligation, the Guarantor unconditionally and irrevocably undertakes with the Bank that, should the Guaranteed Amounts not be recoverable from the Guarantor under Section 2.01 of this Guarantee for any reason whatsoever (including, but without prejudice to the generality of the preceding, by reason of any provision of the Security Documents being or becoming void, unenforceable or otherwise invalid under applicable law) then, notwithstanding that such reason may have been known to the Bank, the Guarantor will, as a sole, original independent obligor, upon first written demand by the Bank under Section 2.01 hereof, make payment of the Guaranteed Amounts by way of a full indemnity and otherwise in such manner as is provided for under the Security Documents or this Guarantee.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

Section 4.01	REPRESENTATIONS AND WARRANTIES

The Guarantor represents and warrants to the Bank as follows:

(a)	Contractual obligations: that this Guarantee when executed will constitute legal, valid and binding obligations of the Guarantor enforceable in accordance with its terms;

(b)	Authorisations and consents: that all acts, conditions and things which are required or advisable to be done for or in connection with the execution, delivery, performance, legality or enforceability of this Guarantee in accordance with its terms have been done, performed and have happened in due and strict compliance with all applicable laws and regulations;

(c)	Proceedings: that there are no proceedings current or pending before any court, government agency, or administrative body or to the knowledge of the Guarantor threatened against or affecting the Guarantor which if adversely determined would:

(i)	materially or adversely affect the financial condition or operation of the Guarantor; or

(ii)	impair the right to carry on the business of the Guarantor substantially as now conducted; or

(iii)	the ability of the Guarantor to discharge the Guaranteed Amounts due under this Guarantee; or

(iv)	to perform its obligations under this Guarantee and to the best of the knowledge and belief of the Guarantor, the Guarantor has complied with all applicable statutes and regulations of all government authorities having jurisdiction over the Guarantor;

4

Letter of Guarantee

(Corporation)

(d)	Material Adverse Change: that there is no material adverse change in the financial condition, or other conditions of the Guarantors which will materially affect the ability of the Guarantor to perform the obligations of the Guarantor under this Guarantee;

(e)	Where the Guarantor is a limited company or other corporation:

(i)	Status: that the Guarantor is a company duly incorporated under the laws of Malaysia as a separate legal entity and validly existing and has full power and authority to own its assets and to carry on its business as it is now being carried on;

(ii)	Powers: that the execution, delivery and performance of this Guarantee by the Guarantor:

(a)	is or will when executed be within the corporate powers of the Guarantor;

(b)	has been duly authorised by all necessary governmental approvals; and

(c)	does not or will not contravene:

(i)	any law or any contractual restriction or regulation or any order or decree of any governmental authority, agency or court binding on the Guarantor; or

(ii)	any license, permit or consent by which the Guarantor or any of its assets is bound or affected; or

(iii)	any provision of its Constitution; or

(iv)	any agreement to which it or any of its subsidiaries are a party to or by which any of its assets are bound;

(iii)	neither the signing and delivery of this Guarantee nor the performance of any of the transactions contemplated in it will:

(a)	contravene or constitute a default under any provision contained in any agreement, instrument, law, judgment, order, license, permit or consent by which the Guarantor or any of its assets is bound or affected; or

(b)	cause any limitation on it or the powers of its directors, whether imposed by or contained in any document which contains or establishes its constitution or in any law, order, judgment, agreement, instrument or otherwise, to be exceeded;

(iv)	Dissolution: no steps have been taken or are being taken to appoint a receiver or a receiver and manager or liquidator to take over or wind-up the Guarantor;

(f)	Where the Guarantor is an individual:

(i)	Status: that the Guarantor has the power or capacity to execute, deliver and perform the terms of this Guarantee;

5

Letter of Guarantee

(Corporation)

(ii)	Powers: that the execution, delivery and performance of this Guarantee by the Guarantor:

(a)	has been duly authorised by all necessary governmental approvals; and

(b)	does not or will not contravene:

(i)	any law or any contractual restriction or regulation or any order or decree of any governmental authority, agency or court binding on the Guarantor; or

(ii)	any license, permit or consent by which the Guarantor or any of his/her assets is bound or affected;

(iii)	Validity: neither the signing and delivery of this Guarantee nor the performance of any of the transactions contemplated in it will contravene or constitute a default under any provision contained in any agreement, instrument, law, judgment, order, license, permit or consent by which the Guarantor or any of his/her assets is bound or affected; and

(iv)	Bankruptcy: no bankruptcy proceedings have been commenced against the Guarantor;

(g)	Registration, etc.: no registration, recording, filing or notarisation of this Guarantee or payment of any duty or tax (save for stamp duty in Malaysia) or other action whatsoever is necessary to ensure the validity, enforceability or priority in Malaysia of the liabilities and obligations of the Guarantor or the rights of the Bank;

(h)	Material adverse effect: no event has occurred which constitutes, or would constitute, a contravention of, or default under, any agreement or instrument by which the Guarantor or any of the Guarantor’s assets is bound or affected, which might either have an adverse effect on the business, assets or condition of the Guarantor or adversely affect the Guarantor’s ability to perform the Guarantor’s obligations under this Guarantee;

(i)	Payment of tax: all necessary returns have been delivered by or on behalf of the Guarantor to the relevant taxation authorities and the Guarantor is not in default in the payment of any taxes of a material amount, and no material claim is being asserted with respect to taxes which is not disclosed in the financial statements referred to in paragraph (i) below (where the Guarantor is a limited company or other corporation);

(j)	Financial statements: (where the Guarantor is a limited company or other corporation), the audited financial statements (including the income statement and balance sheet) of the Guarantor have been prepared in accordance with accounting principles and practices generally accepted in Malaysia and given a true and fair view of the results of its operations for that year and the state of its affairs at the date, and in particular accurately disclose all the liabilities (actual or contingent) of the Guarantor;

(k)	Full disclosure: the Guarantor has fully disclosed in writing to the Bank all facts relating to the Guarantor which the Guarantor knows or should reasonably know are material for disclosure to the Bank in the context of the Facility and the Security Documents;

(l)	Commercial nature of transaction: that the transactions on the part of Guarantor which are contemplated in this Guarantee represent transactions of a purely commercial nature by the Guarantor and are not, in any sense, public or governmental acts; and

(m)	Others representations and warranties: such other warranties and representations as set out in the Second Schedule.

6

Letter of Guarantee

(Corporation)

Section 4.02	REPETITION

The Guarantor acknowledges that the Bank has entered into this Guarantee on the basis and in full reliance of the above representations and warranties, and the Guarantor agrees, covenants, undertakes and confirms that each of the said representations and warranties will survive and continue to have full force and effect after the execution of this Guarantee. The Guarantor warrants to the Bank that the above representations and warranties will be true and correct and fully observed until the Guaranteed Amounts due under this Guarantee have been discharged in full and so long as the Facility remain available or any monies remain to be due or to be paid or paid thereunder as if repeated then by reference to the then existing circumstances.

Section 4.03	SAVING OF THE BANK’S RIGHTS

The Bank’s rights and remedies in relation to any misrepresentation or breach of warranty will not be prejudiced by any investigation by or on behalf of the Bank into the affairs of the Guarantor, or by the execution or the performance of this Guarantee, or by any other act or thing which may be done by or on behalf of the Bank in connection with this Guarantee, or which might, apart from this section, prejudice such rights or remedies.

ARTICLE V

UNDERTAKINGS OF THE GUARANTOR

Section 5.01	UNDERTAKINGS OF THE GUARANTOR

The Guarantor undertakes with the Bank that from the date of this Guarantee until all its liabilities under this Guarantee have been discharged in full:

(a)	the liabilities of the Guarantor under this Guarantee will rank at least equally and rateably in point of priority and security with all its other unsecured liabilities (both actual and contingent) except:

(i)	liabilities which are subject to liens or rights of set-off arising in the normal course of trading and the aggregate amount of which is not material;

(ii)	liabilities which are preferred solely by laws of Malaysia and not by reason of any Security Interest; and

(iii)	liabilities which are existing and have been disclosed in writing to the Bank prior to the date of this Guarantee;

and the Guarantor will not create or permit to exist over all or any part of its business or assets any Security Interests other than those permitted under this Section 5.01(a) without the prior written consent of the Bank;

(b)	If the Guarantor is the shareholder of the Customer, the Guarantor will not change / dilute / dispose / sell any of its shareholdings or shares held in the Customer or create any security over its effective shareholding in the Customer without prior written consent of the Bank;

7

Letter of Guarantee

(Corporation)

(c)	it will deliver to the Bank promptly, any additional financial or other information as the Bank may from time-to-time request;

(d)	the Guarantor will maintain in full force and effect all relevant authorisations (governmental and otherwise) and will promptly obtain any further authorisations which may become necessary to enable it to perform any of the transactions contemplated by this Guarantee;

(e)	the Guarantor will immediately notify the Bank upon becoming aware of the revocation or variation of any authorisations;

(f)	if the Guarantor becomes aware of the occurrence of an Event of Default it will immediately notify the Bank and provide the Bank with full details of any steps which the Customer or the Guarantor is taking, or is considering taking, in order to remedy or mitigate the effect of the Event of Default or otherwise in connection with it;

(g)	the Guarantor will punctually pay all the Guaranteed Amounts when due and owing except for Guaranteed Amounts which the Guarantor contests in good faith;

(h)	the Guarantor will, by written notice, inform the Bank of:

(i)	any legal proceedings, litigation or claim, involving the Guarantor which has adversely affected or may adversely affect the Guarantor’s ability to fulfil its obligations under this Guarantee or its financial position;

(ii)	any dispute between the Guarantor and any government or statutory body in respect of any of the Guarantor’s lands and other assets which has adversely affected or may adversely affect the Guarantor’s ability to fulfil its obligations under this Guarantee or its financial position; and

(iii)	any matter which has adversely affected or may adversely affect the Guarantor’s ability to fulfil its obligations under this Guarantee or its financial position;

(i)	the Guarantor will not take or accept any Security Interest or other security from the Customer or, in relation to the Guaranteed Amounts, from any third party, without first obtaining the Bank’s written consent and the Guarantor agrees that in the event any such security is taken, it will be held in trust for the Bank and will be deposited with the Bank;

(j)	until all the Guaranteed Amounts due or incurred by the Customer to the Bank have been paid or discharged in full, the Guarantor will not by paying off any sum recoverable under this Guarantee or by any means or grounds, claim any set-off or counterclaim against the Customer in respect of any liability from the Customer to the Guarantor or any claim or prove in competition with the Bank in respect of any payment by the Customer. The Guarantor will not be entitled to claim or have the benefit of any set-off or counterclaim or proof against any dividend, composition or payment by the Guarantor under this Guarantee or its estate or the benefit of any other security which the Bank may now or at any time hold for any money or liabilities due or incurred by the Customer to it or to have any share herein;

(k)	if, notwithstanding Clauses (h) and (i) above, the Guarantor holds or receives any such security, moneys or property, it will immediately pay or transfer the same to the Bank;

8

Letter of Guarantee

(Corporation)

(l)	should the Customer become bankrupt or be wound up, the Bank may (notwithstanding payment to the Bank by the Guarantor or any other person of any of the Guaranteed Amounts) rank as creditors and prove in the winding up of the Customer for the whole amount outstanding against the Customer or such ultimate balance. The Bank may and will be entitled to receive and retain the whole of the dividends to the exclusion of all the Guarantor’s rights as guarantor and no money or dividend so received by the Bank is to be treated as received in respect of this Guarantee or otherwise in relation to the Guarantor. The full amount guaranteed under this Guarantee will be payable by the Guarantor until the Bank have received from all sources one hundred sen in the Ringgit on the ultimate balance outstanding against the Customer;

(m)	until all monies due or owing by the Customer to the Bank have been fully paid and all its liabilities to the Bank have been satisfied and discharged, the Guarantor will not:

(i)	in respect of any monies which may have been paid by the Guarantor, seek to enforce payment or to exercise any other rights or legal remedies of any kind which may accrue to the Guarantor in respect of the amount paid, against the Customer;

(ii)	prove in competition with the Bank for any monies owing by the Customer to the Guarantor on any account and/or in respect of any monies due or owing from the Customer to the Guarantor. The Guarantor will give to the Bank the benefit of any proof which the Guarantor may be able to make in the liquidation of the Customer or in any arrangement or composition with creditors;

(iii)	take any steps to enforce any rights against the Customer or receive or claim or have the benefit of any payment or distribution from or on account of the Customer or exercise any right of set-off or counterclaim against the Customer. On making a claim against the Guarantor pursuant to this Guarantee, the Bank may at its discretion instruct the Guarantor to take any steps referred to in this sub-paragraph. Any monies or other benefit thereby obtained by the Guarantor will thereafter be held by the Guarantor in trust for the Bank; and

(iv)	subordinate any or all Guaranteed Amounts of the Customer to the Guarantor, whether or not incurred pursuant to or arising from this Guarantee.

Without prejudice to the generality of the preceding, the Guarantor undertakes to the Bank that at all times during the continuance of the Facility or this Guarantee as long as any monies shall remain payable under the Facility or this Guarantee, the Guarantor will not without the Bank’s prior consent in writing, claim, demand, accept or receive from the Customer, by set-off or in any other manner, payment of any financings by the Guarantor to the Customer or any part thereof. In the event of the Guarantor accepting such payment, the monies so received will be deemed to be received in trust for the Bank and will immediately be paid over to the Bank.

ARTICLE VI

GUARANTEE NOT BE IMPAIRED

Section 6.01	GUARANTEE NOT BE IMPAIRED

The Guarantor agrees and acknowledges that none of the obligations and liabilities of the Guarantor under this Guarantee will be impaired, abrogated, prejudiced, affected or discharged nor will the Guarantor be released or exonerated by any of the following matters, whether with or without the Guarantor’s consent or notice to the Guarantor:

9

Letter of Guarantee

(Corporation)

(a)	by the Bank agreeing with the Customer for any variation or departure (howsoever substantial) of or from the Security Documents, including without limitation any renewal, restructuring, rescheduling, grant of further facility, conversion, interchange, appropriation, substitution or enhancement of the Facility. Any such variation or departure (including any which may have been made before the signing of this Guarantee) will be binding upon the Guarantor in all circumstances, notwithstanding that it may increase or otherwise affect the liability of the Guarantor. However, if any such variation is made without the Guarantor’s prior written consent increasing the amount of the Facility, the amount of the Guarantor’s liability under this paragraph is limited to the amount for which it would have been liable had such variation not been made;

(b)	by the Bank releasing or granting, whether directly or indirectly, any time or leniency, concession, credit compounding, compromise, waiver, release, discharge, arrangement or other advantage or indulgence to the Customer, the other Security Party or any other person; and, in particular, waiving of any of the conditions precedent for disbursements or utilizations of the Facility or any contravention by the Customer of the Security Documents; or entering into any transaction or arrangement whatsoever with or in relation to the Customer, the other Security Party and/or any other person;

(c)	by the Bank taking, accepting, varying, dealing with, enforcing, abstaining from enforcing, surrendering or releasing any security for the Guaranteed Amounts in such manner as it thinks fit; or claiming, proving for, accepting or transferring any payment in respect of the Guaranteed Amounts in any composition by, or winding up of, or bankruptcy of the Customer, the other Security Party and/or any other person or abstaining from so claiming, proving, accepting or transferring;

(d)	by the Bank failing or neglecting to or deciding not to recover the moneys guaranteed under this Guarantee or any part thereof by the realization of any collateral or other security or in any other manner; or, in the event of the enforcement by the Bank of any collateral or other security or any other remedy, by any act, omission, negligence or other conduct or failure on the part of the Bank or any other person in connection therewith;

(e)	by any laches, acquiescence, delay, acts or omissions on the part of the Bank or any other person in relation to the Customer, the Guarantor, the other Security Party and/or any other person;

(f)	by reason of any agreement, deed, mortgage, charge, debenture, guarantee, indemnity or security held or taken at any time by the Bank or by reason of the same, being void, voidable or unenforceable;

(g)	by any failure on the Bank’s part to take any security or by the invalidity of any security taken or by any existing or future agreement by the Bank as to the application of any advances made or to be made to the Customer;

(h)	by the illegality, invalidity, unenforceability or irregularity of any of the obligations of the Customer or of the Guarantor or of any provisions of this Guarantee;

(i)	by any legal limitation on or insufficiency in the limits of facility amount or incapacity of or death, bankruptcy, insanity, winding-up, dissolution (as the case maybe) or other fact or circumstance relating to the Customer or the Guarantor or any other Security Party;

10

Letter of Guarantee

(Corporation)

(j)	by any moratorium or other period, staying or suspending by statute or the order of any court or other authority all or any of the Bank’s rights, remedies or recourse against the Customer or the Guarantor;

(k)	by reason of any other dealing, matter or thing which, but for the provisions of this section, could or might operate to affect or discharge all or any part of the obligations and liabilities of the Guarantor hereunder;

(l)	by reason of the Bank’s refusal to grant or to continue to grant any further facility to the Customer, notwithstanding that this Guarantee has not yet reached the limit of the Guarantor’s liability, and the Bank may at any time, in its discretion refuse to grant such further credit or accommodation; or

(m)	any change in the constitution of the Customer and/or the Guarantor whether by way of amalgamation, consolidation, reconstruction or otherwise. It will be as if the new or amalgamated or resulting company or concern had been the one whose obligations were originally guaranteed.

Section 6.02	WAIVER BY THE GUARANTOR

In order to give full effect to the provisions of this Guarantee, the Guarantor waives all rights inconsistent with such provisions and which the Guarantor might otherwise as surety be entitled to claim and enforce.

ARTICLE VII

PAYMENT PROVISIONS

Section 7.01	PAYMENT PROVISIONS

(a)	Place of payment: All payments to be made under this Guarantee by the Guarantor is to be made in Ringgit Malaysia in immediately available funds on the due date to the Bank at the place of business of the Bank set out in Section 3 of the First Schedule or at any other address in Malaysia which the Bank may specify in writing from time to time, except for the Facility in foreign currency in which case the payments may be made in the currency in which the Facility were provided, subject to the compliance of any foreign exchange laws and regulations to which the Bank and the Guarantor are subject.

(b)	Payments to be free and clear: All sums payable by the Guarantor under this Guarantee is to be paid:

(i)	free of any restriction or condition;

(ii)	free and clear of and (except to the extent required by law) without any deduction or withholding on account of any tax; and

(iii)	without deduction or withholding (except to the extent required by law) on account of any bank charges or commission or any other charges or deductions or any other amount, whether by way of set-off or counterclaim or otherwise.

11

Letter of Guarantee

(Corporation)

If the Guarantor is required by law to make any deduction or withholding on account of any such tax or any other amount from any sum paid or payable by the Guarantor to the Bank under this Guarantee, the Guarantor will pay such additional sum to the extent necessary to ensure that, after the making of that deduction, withholding or payment the Bank receives on the due date and retains (free from any liability in respect of any such deduction, withholding or payment) a net sum equal to what the Bank would have received and so retained had no such deduction, withholding or payment been required or made.

(c)	Business Day: If any sum becomes due for payment under or pursuant to this Guarantee on a day which is not a Business Day, such payment is to be made on the next succeeding Business Day unless such next succeeding Business Day falls in another calendar month in which event such payment is to be made on the Business Day preceding the due date.

(d)	Debit: the Bank is authorised at any time with notice to the Guarantor to debit any of the Guarantor’s account(s) with the Bank in respect of profit, commission, charges, fees, normal bank charges and all other monies due and payable hereunder as well as debt recovery fees and other amounts and sums of money payable by the Guarantor. No such debiting will be deemed to be a payment of the amount due except to the extent of any amount available in any of the Guarantor’s current account. If such debiting causes any of the Guarantor’s account to be overdrawn, profit will be charged accordingly.

Section 7.02	CURRENCY INDEMNITY

(a)	Recovery in other currency: Any amount received or recovered in a currency other than Ringgit Malaysia (whether as a result of, or of the enforcement of, a judgment or order of a court of any jurisdiction, in the dissolution of the Customer or otherwise) by the Bank in respect of any sum expressed to be due to it from the Customer and/or the Guarantor under this Guarantee will only constitute a discharge to the Customer and/or the Guarantor to the extent of the Ringgit Malaysia amount which the Bank is able, in accordance with its usual practice, to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so).

(b)	Indemnity: If that Ringgit Malaysia amount is less than the Ringgit Malaysia amount expressed to be due to the Bank under this Guarantee, the Guarantor will indemnify the Bank against any loss sustained by it as a result of or arising therefrom or in connection therewith. In any event, the Guarantor will indemnify the Bank against the cost of making any such purchase.

(c)	Separate indemnity: These indemnities constitute a separate and independent obligation from the other obligations in this Guarantee, will give rise to a separate and independent cause of action, will apply irrespective of any leniency granted by the Bank and will remain in full force and effect despite any judgment, order, claim or proof for a liquidated amount in respect of any sum due under this Guarantee or any judgment or order. No proof or evidence of any actual loss may be required.

12

Letter of Guarantee

(Corporation)

ARTICLE VIII

COSTS AND EXPENSES

Section 8.01	COSTS

The Guarantor will be liable to pay all costs, fees and expenses (including other similar duties and any penalties thereon) on a full indemnity basis in connection with or incidental to this Guarantee, including the Bank’s solicitors’ fees (on a solicitor and client basis) and stamp duty in connection with the preparation and execution of this Guarantee and the documents related thereto. If the monies guaranteed under this Guarantee or any part thereof is required to be recovered through any process of law by the Bank, or is to be placed in the hands of solicitors for collection, such amounts will be payable by the Guarantor on demand on a full indemnity basis, together with profit from the date the costs and expenses are incurred to the date of full payment at such rate as the Bank may prescribe (both before and after judgment). The Bank will have the right at any time with notice to the Guarantor to debit any of the Guarantor’s accounts in accordance with this section and Section 7.01 hereof.

Section 8.02	EXPENSES

The Guarantor covenants with the Bank to reimburse or pay to the Bank (on the basis of a full indemnity) the amount of all costs, charges and expenses incurred by the Bank in connection with the exercise, or any attempted exercise or the consideration of any exercise, by or on behalf of the Bank of any of the powers of the Bank or any other action taken by or on behalf of the Bank in connection with the recovery by the Bank of the Guaranteed Amounts from this Guarantee.

Section 8.03	EXPENDITURE INCURRED BY THE BANK

All moneys expended by the Bank under this Guarantee from time to time for and on behalf of the Guarantor and for its account shall bear profit thereon at the Prescribed Rate and where relevant, Default Rate, from the date of such payments relating to takaful/insurance, quit rent, assessment, rates, taxes, repairs, legal costs and all other outgoings (excluding any expenses incurred by the Bank to visit, inspect or report on the business of the Guarantor by the Bank’s agent and/or consultants). The moneys shall be recoverable from the Guarantor and is to be paid on demand. In default of payment, such moneys will be deemed to form part of the Guaranteed Amounts and to be guaranteed under this Guarantee and the accounts of the Guarantor (if any) shall be debited in accordance with this section and Section 7.01.

Section 8.04	INDEMNITY

Without prejudice to the preceding terms and provisions, and in addition and without prejudice to any other powers, rights and remedies which the Bank may be entitled to, the Guarantor irrevocably and unconditionally undertakes to indemnify the Bank and hold the Bank harmless from and against any losses, damages and expenses whatsoever, legal or otherwise (including but not limited to all legal costs incurred by the Bank on a solicitor and client basis), which the Bank may sustain, suffer or incur as a consequence of the non-observance of all or any of the terms, stipulations, agreements and provisions on the part of the Guarantor contained herein, or for or in connection with demanding and enforcing payment of all monies guaranteed under this Guarantee or otherwise in enforcing this Guarantee.

13

Letter of Guarantee

(Corporation)

ARTICLE IX

DISCLOSURE

Section 9.01	DISCLOSURE

(a)	Without limiting the subsequent provisions of this Clause, the Bank may at any time as long as the Facility continues and/or as long as the Indebtedness remains outstanding, disclose to any person who may in the Bank’s discretion, require such information or access thereof any documents or records of, or information about the Security Documents or assets, business or affairs of the Guarantor whether or not confidential and whether or not the disclosure would be in breach of any law or of any duty owed to the Guarantor provided that in respect of documents, records or information which the Guarantor has specifically informed the Bank to be confidential, the person receiving such information from the Bank may be required to undertake to maintain the confidentiality of documents, records or information received.

(b)	The Guarantor agrees and permits that as long as the Facility continues and/or as long as the Indebtedness remains outstanding, the Bank is entitled to disclose all or any part of any information on the Guarantor’s business including the Guarantor’s accounts and/or future accounts), report or documents supplied in connection with the Security Documents:

(i)	to any current or future corporation which may be associated or related with the Bank (as defined in the Companies Act 2016), including representative and branch offices and their respective representatives; or

(ii)	to the Bank’s auditor, legal counsel and other professional advisors; or

(iii)	to the Central Credit Bureau, Biro Maklumat Cek/Dishonoured Cheque Information System (BMC/DCHEQS), Bank Negara Malaysia (BNM), any governmental agency, Association of Islamic Banking Institutions Malaysia (AIBIM) or any other associations or such other authority having jurisdiction over the Bank; or

(iv)	for or in connection with the enforcement of preservation of any rights of the Bank under the Security Documents; or

(v)	to the Security Party and/or surety and/or to any party pursuant to any arrangement, composition, restructuring or any proposed arrangement, composition or restructuring between the creditors of the Guarantor; or

(vi)	pursuant to subpoena or other legal process or in connection with any action, suit or proceeding relating to the Security Documents; or

(vii)	pursuant to any law; or

(viii)	to any person upon occurrence of an Event of Default; or

(ix)	to the Bank’s professional advisers, service providers, nominees, agents, contractors or third-party service providers who are involved in the provision of products and services to or by the Bank and its related or associated companies; or

(x)	to any person for the purpose of the Bank’s recovery of the outstanding sums due to it under the Facility and the Security Documents.

(c)	The Bank may disclose to any person who derives or may derive rights or obligation under or by reference to the Security Documents (including but not limited to an assignee or transferee or prospective assignee or transferee) such information about the Guarantor in relation to the Facility or the Security Documents as have been made available to the Bank generally.

14

Letter of Guarantee

(Corporation)

(d)	The Guarantor acknowledges and agrees that the permission given under this Clause is deemed to be the permission given for the purposes of any prevailing laws and no further consent from the Guarantor is required.

(e)	The Guarantor irrevocably consents to such disclosure and confirms that the Bank, its officers and employees will not be liable for furnishing such information or for the consequences of any reliance which may be placed on the information so furnished in accordance with this Guarantee.

(f)	The Guarantor agrees that as long as the Facility continues and/or as long as the Indebtedness remains outstanding, the Bank will be entitled to disclose information on the Guarantor’s business with the Bank’s (including its account and/or future accounts) solicitors, auditors, branches, subsidiaries, parent company or companies which are or which in future may be a subsidiary of the Bank, and the branches, subsidiaries or parent company of the Bank will also be entitled to make such disclosure to the Bank and the Bank will take all reasonable care to ensure that such information will remain confidential between the Bank’s group of subsidiaries.

Section 9.02	PERSONAL DATA PROTECTION ACT 2010 (ACT 709)

In the course of the Guarantor’s dealing with the Bank, the Bank may request the Guarantor to provide personal data of the Guarantor prior to or during the course of performance of this Guarantee for the purpose of the performance of contract, marketing, legitimate business activity, administration and ensuring the economy is balanced effectively. The personal data of the Guarantor, which will be processed in accordance with the requirements set out in Personal Data Protection Act 2010, may be disclosed and shared with other related corporations and subsidiaries of the Bank within and outside Malaysia for the aforesaid purposes. The Bank however, will obtain the Guarantor’s express consent and authorisation to release the Guarantor’s name, address, email address, telephone number(s) and any other information, to any third party for the marketing and promotion of the Bank’s products and services. Such consent and authorisation may be withdrawn at any time by the Guarantor by giving adequate prior written notice to the Bank.

ARTICLE X

FURTHER PROVISIONS

Section 10.01	ALL PAYMENTS RECEIVED TO BE PAYMENT IN GROSS

All moneys received by the Bank from any person or estate capable of being applied to reduce the Guaranteed Amounts will be regarded for all purposes as payments in gross or in total towards settlement of the Facility. If an adjudicating or receiving order is to be made against any person liable to the Bank or any order be made, the Bank may prove for the whole of the moneys then owing. No money received under such proof will be considered as having been received and the full amount owing will be payable until the Bank has received from all sources one hundred cent in the Ringgit Malaysia. If the amount ultimately received by the Bank exceeds the amount of the ultimate balance owing to the Bank, the excess amount is to be paid to the person or party on whose account the same have been received by the Bank.

15

Letter of Guarantee

(Corporation)

Section 10.02	CERTIFICATE OF GUARANTEED AMOUNTS

Any admission or acknowledgment in writing by the Customer or any person on behalf of the Customer of the amount of the Guaranteed Amounts in relation to the subject-matter of this Guarantee or any judgment or award obtained by the Bank against the Customer or any statement of account furnished by the Bank which is duly certified by an authorised officer or agent of the Bank or computer generated notices which do not require signatures issued by the Bank, will be binding on and conclusive evidence against the Guarantor for whatever purpose including as being conclusive evidence of the Guaranteed Amounts in a court of law, except for obvious error.

Section 10.03	EXTENSION OF GUARANTEE

This Guarantee will extend to cover:

(a)	all moneys obtained from or liabilities incurred to the Bank by the Customer prior to the execution of this Guarantee if this Guarantee is a substitution, replacement of or addition to any guarantee or security taken by the Bank.

(b)	in the event of the discontinuance by any means of this Guarantee, all cheques, drafts, bills, notes and negotiable instruments drawn by or for the account of the Customer on the Bank or its agents and purporting to be dated on or before the date when such discontinuance became known to the Bank although presented to or paid by the Bank or its agents after that date and all liabilities of the Customer to the Bank at such date whether actual or contingent and whether payable immediately or at some future time and also all credits then established by the Bank for the Customer.

Section 10.04	SUSPENSE ACCOUNT

Any money received under this Guarantee may be placed and kept to the credit of a suspense account during the tenure of the Facility. The Bank may apply the moneys kept in the suspense account or any part thereof in or towards discharge of any money or liability due or incurred by the Guarantor to the Bank. Notwithstanding any such payment, in the event of proceedings in or analogous to bankruptcy, winding up, liquidation, composition or arrangement, the Bank may prove for and agree to accept any dividend or composition in respect of the whole or any part of such money and liability in the same manner as if this Guarantee had not been given.

Section 10.05	INSOLVENCY

(a)	The Guarantor agrees that the Guarantor will not (except on the written direction of the Bank and in such manner and on such terms as the Bank may require):

(i)	exercise any right that the Guarantor may have or acquire in the bankruptcy, insolvency, dissolution, liquidation or winding-up or any analogous proceedings relating to the Customer or any other Security Party out of the property of the Customer or any other Security Party; or

(ii)	exercise or claim any rights of set-off or counterclaim or take any other steps or proceedings against the Customer or any other Security Party;

until all the Guaranteed Amounts have been paid, discharged or satisfied in full (which expression shall not include payment of a dividend in liquidation or bankruptcy of less than one hundred per centum (100%)). Until such time, the Guarantor agrees that the Guarantor will not be entitled to any dividend, composition or payment from the assets or estate of the Customer or any other Security Party. Nor will the Guarantor be entitled to or claim the benefit of or participate in any security held or money received by the Bank now or at any time on account of the Guaranteed Amounts or to stand in the Bank’s place in respect of any such security or money. The Bank may enforce and recover upon this Guarantee the full amounts for which the Guarantor will be liable under this Guarantee, notwithstanding any such set-off, counterclaim, proof, dividend, composition, or payment as aforesaid.

16

Letter of Guarantee

(Corporation)

(b)	Any amounts which the Guarantor receives from the Customer or any other Security Party out of the property of the Customer or any other Security Party in any proceedings referred to in (a) above or any amounts set-off by the Guarantor, in each case whether on the written direction of the Bank or otherwise, will be held in trust for the Bank and immediately paid to the Bank. The Guarantor further undertakes that the Guarantor will, if so required by the Bank, at the Guarantor’s own costs and expenses, pledge, deposit, assign or charge to the Bank, all such amounts as aforesaid as a continuing security for the Guaranteed Amounts or any part thereof and to contain all such terms and conditions for the benefit of the Bank as the Bank may reasonably require.

(c)	For the purpose of securing the interest of the Bank under this Guarantee and the performance of the Guarantor to the Bank, whether under this Guarantee or otherwise, the Guarantor by way of security, irrevocably appoints the Bank as the agent of the Guarantor and in the Guarantor’s name and otherwise, and with full power of substitution, to sign, seal, execute, deliver, perfect and do all deeds, instruments, acts and things as the Bank may deem proper, necessary or advisable in or for the purpose of:

(i)	exercising on behalf of the Guarantor, any such rights (including but not limiting to the lodging any proof in the name of the Guarantor and receiving (and giving good discharges) for and on behalf of the Guarantor, all payments or dividends payable to the Guarantor in respect of such proof) referred to in (b) above which the Guarantor may have or acquire against the Customer; and

(ii)	doing all such acts and things which the Guarantor ought to do under the provisions contained in this section.

The Guarantor declares that such power has been given for valuable consideration and will be irrevocable for as long as any part of the Guaranteed Amounts remains unpaid or outstanding. The Guarantor further declares that the Bank will not be held responsible or liable to the Guarantor for any loss or damage arising as a result of the Bank in their exercise of the powers aforesaid and any matter or thing in relation thereto, other than those arising out of the Bank’s gross negligence or willful misconduct and the Guarantor will keep the Bank indemnified of all costs, expenses and charges which the Bank may incur in the exercise of the powers aforesaid.

Section 10.06	THE BANK’S OTHER RIGHTS

Without prejudice to and in addition to any rights it may have (whether by operation of law, contract or otherwise) in respect of any liabilities of the Customer to the Bank or of the Guarantor under this Guarantee, the Bank will have a lien on any securities or other properties in the possession or under the control of the Bank or any of its branches, in or outside Malaysia, whether deposited by or for the Guarantor for safe custody or otherwise. The Bank will have a right to hold any of the said securities or other properties as security for the Guaranteed Amounts or any future or contingent liability of the Guarantor to the Bank, or to sell any such securities or other properties, provided that where the exercise of any such rights requires the conversion of one currency into another, the Bank may effect any necessary currency conversions in such manner as it may in its discretion consider appropriate.

17

Letter of Guarantee

(Corporation)

Section 10.07	ENFORCEMENT

(a)	The Bank may require payment by the Guarantor of the Guaranteed Amounts or any part thereof without taking any proceedings first to enforce such payment by the Customer.

(b)	The Bank may at its discretion resort for the Bank’s own benefit to any other means of payment at any time and in any order as the Bank may think fit without diminishing the Guarantor’s liabilities under this Guarantee. The Bank may also at its discretion exercise its rights under this Guarantee whether for the payment of the ultimate balance or for the balance due at any time notwithstanding that other means of payment have not been resorted to and the Guarantor will not be entitled to any benefit from such other means of payment as long as the Guaranteed Amounts or any part thereof remain unsatisfied.

(c)	This Guarantee may be enforced by the Bank at any time by notice in writing to the Guarantor requiring payment, notwithstanding that any bills or other instruments covered by this Guarantee may be in circulation or outstanding, and the Bank will have the option to include or not to include the amount of the same or any of them in the general balance owing to the Bank by the Customer.

Section 10.08	EFFECT OF DELAY OR OMISSION

No delay or omission on the part of the Bank in exercising any right, power, privilege or remedy in respect of this Guarantee will prejudice or be construed as a waiver of such right, power, privilege or remedy. Nor will any single or partial exercise of any such right, power, privilege or remedy prevent any further exercise of it or the exercise of any other right, power, privilege or remedy. The rights, powers, privileges and remedies provided in this Guarantee are cumulative and not exclusive of any rights, powers, privileges or remedies provided by law.

Section 10.09	CHANGES IN CONSTITUTION OF THE BANK OR GUARANTOR

(a)	This Guarantee will remain in full force and effect notwithstanding any change in the constitution of the Guarantor.

(b)	This Guarantee will continue to bind the Guarantor notwithstanding:

(i)	any amalgamation or merger that may be effected by the Bank with any other company or companies; and

(ii)	any reconstruction by the Bank involving the formation of and transfer of the whole or any part of its undertaking and assets to a new company; and

(iii)	the sale and transfer of the whole or any part of the undertaking and assets of the Bank to another company; and

notwithstanding the company or companies with which the Bank may amalgamate or merge or the company to which the Bank may transfer the whole or any part of its undertaking and assets either on a reconstruction or sale or transfer as stated above shall or shall not differ from the Bank in their or its objects, character or constitution, it is the intent of the Guarantor that (a) this Guarantee will remain valid and effectual in all respects in favour of, against and with reference to, and (b) the benefit of this Guarantee and all rights conferred upon the Bank by this Guarantee may be assigned to and enforced by, any such company or companies and proceeded on in the same manner to all intents and purposes as if such company or companies had been named in this Guarantee instead of and/or in addition to the Bank.

18

Letter of Guarantee

(Corporation)

(c)	The security, liabilities and/or obligations created by this Guarantee will continue to be valid and binding for all purposes notwithstanding:

(i)	in the case of the Guarantor being an individual, the Guarantor’s death, bankruptcy, mental incapacity; or

(ii)	in the case of the Guarantor being a partnership, by reason of a change in the membership of a partnership (whether by death, resignation, admission of new partners or otherwise); or

(iii)	in the case of the Guarantor being a corporation, the Guarantor’s change in name or style or by amalgamation, liquidation, reconstruction or otherwise in the constitution of the Guarantor; and

it is expressly declared that no change of any sort in relation to or affecting the Guarantor or the Bank will in any way affect the security, liabilities and/or obligations created under this Guarantee in relation to any transaction whatsoever whether past, present or future.

Section 10.10	NOTICE, SERVICE OF NOTICE AND LEGAL PROCESS

(a)	Unless otherwise provided in this Guarantee, any demand for payment of the monies to be paid by the Guarantor and any notice or request required to be given or made under this Guarantee to the Bank will be in writing and in the case of the Bank will be under the hand of any duly authorised officer of the Bank or solicitor or firm of solicitors acting on behalf of the Bank to the addresses set out below or as may be subsequently notified by the Guarantor to the Bank.

(b)	Further to Section 10.10 (a) above, all statements of accounts, communications, demand, notice, writ of summons or any legal process or request shall be deemed to have been sufficiently given or made if sent by registered post, or delivered by hand or faxed to such address and will be deemed to have been duly given or made if:in the case of delivery by hand, be deemed to have been duly served on and duly received by the other party at the time of receipt by the other party;

(i)	in the case of delivery by registered post, after the expiration of three (3) business days from the date it is posted inclusive of the day in which it was posted;

(ii)	in the case of facsimile, against due transmission evidenced by a print-out record of such transmission, subject to the condition that if such transmission is made after 5.00 p.m. on the day of transmission, it shall be deemed to have been served on the following Business Day; and

(iii)	in the case of electronic mail, twenty-four (24) hours after the date of despatch.

19

Letter of Guarantee

(Corporation)

Any demand, notice or request by fax is to be followed by registered post or delivered by hand to such address as soon as practicable thereafter. A written statement by an officer of the Bank confirming the posting of any statement of accounts or any other notice or communication whatsoever from the Bank will be binding and conclusive evidence of the fact as against the Customer and/or the Customer’s estate and/or successors in title notwithstanding any evidence to the contrary.

(c)	Where the Guarantor is an individual, in case of the Guarantor’s death and until the Bank receives notice in writing of the grant of probate or letters of administration of the Guarantor’s estate, any notice or demand by the Bank sent by post as aforesaid addressed to the Guarantor or to the Guarantor’s personal representative at the Guarantor’s last known address will for all purposes be deemed a sufficient notice or demand by the Bank to the Guarantor and/or the Guarantor’s personal representative and be effectual as if the Guarantor is still living.

(d)	No change in the address of the Guarantor howsoever brought about will be effective or binding on the Bank unless actual notice of the change of address has been given to the Bank. In the event of a change in address of the Guarantor, the Guarantor will as soon as practicable but within fourteen (14) Business Days prior to such change notify in writing to the Bank of the change.

(e)	Any notice or other communication to be given in respect of this Guarantee is to be delivered, given or sent to the addressee at the address or facsimile number (or such other address or facsimile number as the addressee may give notice of to the other party in accordance with the provisions of this Section from time to time) set out below:

For the Bank

Place of business and fax no. as stated in Section 3 of the First Schedule hereto.

For the Customer

Address and fax no. as stated in Section 3 of the First Schedule hereto.

(f)	The Guarantor irrevocably consents to service of process out of any Court whether or not personal service is required or otherwise by the same being left at the Guarantor’s last known address or sent by registered letter to any such addresses and in the last mentioned case the service shall be deemed to be made after the expiration of three (3) Business Days from the date the letter was sent inclusive of the day in which it was sent.

Section 10.11	STATUTORY PROVISIONS

No disposition, assurance, security or payment which may be avoided under any provisions of the Companies Act 2016 or the Insolvency Act 1967 or any statutory modification or re-enactment thereof or under any statute relating to bankruptcy, winding-up or any analogous proceedings or is otherwise avoided in any manner, and no release, settlement or discharge which may have been given or made on the faith of any such disposition, assurance, security or payment will prejudice or affect the Bank’s right to recover from the Guarantor to the full extent of this Guarantee as if such disposition, assurance, security, payment, release, settlement or discharge (as the case may be) had never been granted, given or made.

20

Letter of Guarantee

(Corporation)

Section 10.12	AMENDMENTS AND ADDITIONAL TERMS

Additional terms may be added as set out in the Third Schedule, whereby the latter will prevail for the purposes of this Guarantee. The terms of this Guarantee may also from time to time be varied or amended, subject to Shariah principles, by means of a twenty-one (21) days’ prior notice to the Guarantor in accordance with the terms hereof, or by an exchange of letters or supplemental agreements or such other means as the parties may agree from time to time. Such amendments will be deemed to have been amended or varied accordingly and is to be read and construed as if such amendments or variations had been incorporated in and had formed part of this Guarantee at the time of execution hereof. In the event of any inconsistency between the provisions of this Guarantee and the terms as varied or amended by the aforesaid exchange of letters or formal or supplemental documents, the latter will prevail for the purposes of this Guarantee, but only to the extent of such inconsistency, conflict or discrepancy.

Section 10.13	SEVERABILITY

If any term, condition, stipulation, provision, covenant or undertaking contained in this Guarantee is illegal, prohibited or unenforceable in any jurisdiction, then such term, condition, stipulation, provision, covenant or undertaking will be ineffective in such jurisdiction to the extent of such illegality, prohibition or unenforceability. The other remaining provisions in this Guarantee shall remain valid. Such illegality, prohibition or unenforceability in any jurisdiction shall not invalidate or render illegal, void or unenforceable any such term, condition, stipulation, provision, covenant or undertaking in any other jurisdiction.

Section 10.14	TIME

Time of performance will be an essential term of this Guarantee.

Section 10.15	GOVERNING LAW AND JURISDICTION

This Guarantee is to be governed by and understood in all respect in accordance with the laws of Malaysia on all matters connected with the obligations and liabilities of the Parties under this Guarantee. The Parties agree to submit to the jurisdiction of the courts of Malaysia provided that such submission will not affect the right of the Bank to take proceedings in any other jurisdiction nor will the taking of proceedings in any jurisdiction prevent the Bank from taking proceedings in any other jurisdiction. The Bank may initiate and take actions or proceedings or otherwise against the Guarantor in Malaysia and/or elsewhere or concurrently in more than one jurisdiction as the Bank may deem fit. The Parties further agree that the service of any writ or summons or any legal process in respect of any action arising out of or connected with this Guarantee may be effected by forwarding a copy of the writ of summons and statement of claim and other legal process by prepaid registered post to their respective addresses set out in this Guarantee.

Section 10.16	MULTIPLE GUARANTOR

(a)	Where this Guarantee is given by or on behalf of more than one person, the expression “the Guarantor” will be construed as referring to each such person individually and any one or more of such persons collectively, and all agreements, obligations, liabilities, representations, warranties and undertakings of the Guarantor contained or implied in this Guarantee are made together and separately and will be construed accordingly. For the avoidance of doubt, the expression “the Guarantor” under this Guarantee extends to all persons who are intended to or have agreed to be guarantor of the Customer in relation to the Guaranteed Amounts, notwithstanding that they have not conjointly affixed their signatures to one single copy of this Guarantee as long as they sign individual copies of this Guarantee regardless that such signing may be at different times and places.

21

Letter of Guarantee

(Corporation)

(b)	Each of the parties comprising the Guarantor agrees and consents separately to be bound by this Guarantee, notwithstanding that (a) any others whom was intended to sign or be bound by this Guarantee may not do so or be effectually bound hereby, and (b) this Guarantee may be invalid or unenforceable against any one or more of the parties comprising the Guarantor, whether or not the deficiency is known to the Bank and (c) the obligations of any other of the parties comprising the Guarantor under this Guarantee has determined or been discontinued for any reason.

(c)	the Bank will be entitled to release any one or more of the parties comprising the Guarantor from this Guarantee, to compound with or otherwise vary or agree to vary the liability of, or to grant time or other leniency to, or make other arrangements with, any one or more of the parties comprising the Guarantor, without prejudicing or affecting the Bank’s rights, powers and remedies against any other of the parties comprising the Guarantor.

(d)	Any notice served pursuant to this Guarantee on any party comprising the Guarantor will be deemed to have been duly served on all the parties comprising the Guarantor.

(e)	the Bank may make a demand under this Guarantee on any one or more of the persons comprising the Guarantor without being required to make a demand at the same time or at any other time on any other person comprising the Guarantor.

Section 10.17	SUCCESSORS BOUND

This Guarantee will be binding upon the Guarantor’s heirs, estate, personal representatives, successors in title, and permitted assigns and on the Bank’s successors in title and assigns.

Section 10.18	TRANSFER OF SECURITY

(a)	The Bank may with notice to the Guarantor, transfer, sell, participate in secondary debt markets or assign all or any part of its rights and benefits under this Guarantee and/or securities by assigning to any other person(s) all or any part of the Bank’s rights and benefits under this Guarantee or any securities and the Bank may disclose to such potential assignee such information about the Facility, the Guarantor, its financial conditions and this Guarantee.

(b)	All costs and expenses of the Bank and the transferee in relation to such transfer will be payable by the Guarantor (where the Guarantor is in default of its obligations under this Guarantee) and any statement or recital in the documents of transfer of the amount then due to the Bank under and by virtue of this Guarantee is to be taken as a correct statement that such amount is in fact due and will be conclusive and binding on the Guarantor.

(c)	The Guarantor will not assign any of its rights or obligations pursuant to this Guarantee without obtaining the prior written consent of the Bank.

Section 10.19	VOLUNTARY EXECUTION

The Guarantor declares that the contents of this Guarantee have been explained to the Guarantor and the Guarantor has perfectly understood the contents of this Guarantee before signing it voluntarily with full knowledge of the Guarantor’s obligations.

Section 10.20	DECLARATION

Notwithstanding any relations subsisting between the Guarantor and the Customer (whether the Bank has notice of such relationship or otherwise), the Guarantor declares that the Guarantor has full knowledge of the Guarantor’ obligations under this Guarantee. The Guarantor has not been influenced by such relationship to execute this Guarantee in favour of the Bank (notwithstanding any contrary legal or equitable presumption), and the Guarantor has executed this Guarantee voluntarily. It is agreed that the rights of the Bank under this Guarantee will not be prejudiced by any investigation by or on behalf of the Bank into the affairs of the Guarantor and the Customer or by any other act or omission in connection with this Guarantee.

Section 10.21	STAMP DUTY DECLARATION

IT IS AGREED AND DECLARED THAT this Guarantee is intended to be and is executed as an additional security for the Guaranteed Amounts and all principal sums, profit and liabilities covenanted or agreed to be paid or payable by the Customer under or in connection with or arising from the Facility, in relation to which, full ad valorem stamp duty has been paid on the Facility Agreement and this Guarantee is a subsidiary instrument.

(End of Clauses)

22

Letter of Guarantee

(Corporation)

THE FIRST SCHEDULE

(To be read and construed as an essential part of this Guarantee)

SECTION	ITEM	PARTICULARS

1	Date of this Guarantee	11 August 2026
2	Particulars of the Guarantor

TMD ENERGY LIMITED

(REGISTRATION NO. 404183)

Registered Address:

Ogier Global (Cayman) Limited of 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands

Business Address:

B-10-06, Plaza Mont Kiara, 2, Jalan Kiara, Mont Kiara, 50480 Kuala Lumpur, Malaysia

3	Place of Business of the Bank in Malaysia	MBSB BANK BERHAD (REGISTRATION NO. 200501033981) (716122-P) Registered Address: Level 25, Menara MBSB Bank, PJ Sentral, Lot 12, Persiaran Barat, Seksyen 52, 46200 Petaling Jaya Selangor
4	Date of the Facility Agreement	(a)	Master Facility Agreement dated 3 February 2017 between the Bank and the Customer with regard facilities made available in the Letter of Offer dated 21 December 2016.

		(b)	Facility Agreement dated 25 June 2020 between the Bank and the Customer with regard facilities made available in the Letter of Offer dated 24 April 2020.

		(c)	Facility Agreement dated 21 February 2024 between the Bank and the Customer with regard facilities made available in the Letter of Offer dated 30 January 2024.

5	Particulars of the Customer

TUMPUAN MEGAH DEVELOPMENT SDN. BHD.

(REGISTRATION NO. 200701040866) (798898-A)

Registered Address:

No. 47-01, Jalan Molek 2/1,

Taman Molek,

81100 Johor Bahru,

Johor

Business Address:

No. 47-01, Jalan Molek 2/1,

Taman Molek,

81100 Johor Bahru,

Johor

23

Letter of Guarantee

(Corporation)

6	Type of Facility and Financing Limit	Islamic Financing Facility of Ringgit Malaysia Two Hundred Twelve Million Eight Hundred Thousand (RM212,800,000-00) only comprising the following:

No.	Facility (Package 1)	Existing Limit (RM)	Change (+/-) (RM)	Revised Limit (RM)
1.	Letter of Credit-i (LC-i)	120,000,000-00	-	120,000,000-00
2.	Tawarruq Working Capital Financing-i (TWCF-i)	(120,000,000-00)	-	(120,000,000-00)
3.	Tawarruq Working Capital Financing-i (TWCF-i) - USD Equivalent	-	+(120,000,000-00)	(120,000,000-00)
4.	Bank Guarantee-i (BG-i)	(20,000,000-00)	-(17,400,000-00)	(2,600,000-00)
5.	FX Forward-i (FX-i)	10,000,000-00	-10,000,000-00	-
	Subtotal	130,000,000-00	-10,000,000-00	120,000,000-00

No.	Facility (Package 2)	Existing Limit (RM)	Change (+/-) (RM)	Revised Limit (RM)
1.	Letter of Credit-i (LC-i)	120,000,000-00	-27,200,000-00	92,800,000-00)
2.	Tawarruq Working Capital Financing-i (TWCF-i)	(120,000,000-00)	(-27,200,000-00)	(92,800,000-00)
3.	Tawarruq Working Capital Financing-i (TWCF-i) - USD Equivalent	-	(92,800,000-00)	(92,800,000-00)
4.	Bank Guarantee-i (BG-i)	(20,000,000-00)	-(20,000,000-00)	-
5.	FX Forward-i (FX-i)	10,000,000-00	-10,000,000-00	-
	Subtotal	130,000,000-00	-37,200,000-00	92,800,000-00
	Grand Total	260,000,000-00	-47,200,000-00	212,800,000-00

The above financing facilities shall collectively be referred to as “the Facility”.

24

Letter of Guarantee

(Corporation)

THE SECOND SCHEDULE

ADDITIONAL REPRESENTATIONS AND WARRANTIES

(To be read and construed as an essential part of this Guarantee)

The representations and warranties in the Facility Agreement are hereby incorporated in this Guarantee and repeated by the Guarantor.

25

Letter of Guarantee

(Corporation)

THE THIRD SCHEDULE

AMENDMENTS AND/OR ADDITIONAL TERMS

(To be read and construed as an essential part of this Guarantee)

The terms and conditions in the Facility Agreement are hereby incorporated in this Guarantee.

26

Letter of Guarantee

(Corporation)

Notice to Guarantor

Please be advised as follows:

●	You may seek independent legal advice before signing this Guarantee.
●	By signing this Guarantee, you confirm that you have fully understood the contents of this Guarantee.
●	In agreeing to be the guarantor, you are liable for all sums of monies due and owing by the Customer to the Bank.

Dated this 11 day of August 2026

Signed by for and on behalf of TMD ENERGY LIMITED (REGISTRATION NO. 404183) in the presence of:	) ) ) ) ) ) )
/S/ Dato’ Sri Kam Choy Ho
Authorised Signatory

27